UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Appointment and Departure of Certain Officers and Directors

Resignation of CEO

Effective as of October 31, 2025, Mr. Lau Chi Fung resigned as Chief Executive Officer of Control Group Limited (the “Company”). Mr. Lau’s resignation does not arise from any disagreement with the Company on any matter relating to its operations, policies, or practices. The board of directors of the Company (the “Board”) accepted the resignation of Mr. Lau from his position as the principal executive officer of the Company.

Resignation of Directors

Effective as of October 31, 2025, Mr. IP Ka Hang and Mr. Lam Kai Kwan resigned from the Board. Neither resignation resulted from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignations of Messrs. IP and Lam from their respective positions as directors of the Company.

Appointment of CFO and Directors

Effective October 31, 2025 the Board appointed Ms. Guo Bin to serve as the Company’s Chief Executive Officer and as a director. The appointment of Ms. Guo as the Chief Executive Officer and as a director has no specific term and can be terminated by either Ms. Guo the Company at any time without advance notice. The biographical information of Ms. Guo is set forth below.

Ms. Guo has over 20 years of experience in financial management and economic regulations. She has served as the Administrative Manager of Shenzhen Huosu Qiliang Network Technology Co., Ltd since August 2023, where she has refined corporate administrative systems, managed budgets and overseen procurement operations. From September 2018 to December 2022, Ms. Guo served as Operations Director of IPFS Data Shenzhen Star Storage Company, in which she was also a key investor, where she oversaw the development of management systems. Ms. Guo holds an undergraduate degree from Guangxi Radio and TV University, China.

In connection with her service as Chief Executive Officer and as a member of the Board, Ms. Guo Bin will be entitled to a monthly base salary of US$4,500, payable at the end of each month, and an annual bonus equal to one month’s base salary (or a pro rata portion thereof based on her length of service during the calendar year). Her employment may be terminated by either party with one month’s notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

The above description of the employment agreement is qualified in its entirety by reference to the agreement, a copy of which is attached hereto as Exhibit 10.1.

Effective October 31, 2025 the Board appointed Mr. Wu Yi to serve as an independent director in lieu of Mr. IP Ka Hang. The appointment has no specific term and can be terminated by either Mr. Wu or the Company at any time without advance notice. The biographical information of Mr. Wu is set forth below.

Mr. Wu Yi’s experience lends to the professionalism of a seasoned executive with the innovative mindset of an entrepreneur.  Mr. Wu is the Founder and General Manager of Xiamen Wuyu Trading Co., Ltd., since November 2022. Between March  2020 and August 2022, he served as the General Manager of  Xiamen Leshuo Trading Co., Ltd. where he led the strategic planning initiatives, set sales targets and expanded distribution networks. Mr. Wu served as the Administrative Manager of Xiamen Pulekang Biotechnology Co., Ltd, from April 2017 to May 2018 where he supported senior leadership in decision making and optimized company policies and procedures. Mr. Wu holds an undergraduate degree in business administration in corporate management from Xiamen University, China.

In connection with his service as a member of the Board, Mr. Wu Yi will be entitled to a monthly salary of US$2,500.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1.	Employment Contract, dated October 31, 2025, between the Company and Guo Bin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025	CTRL Group Limited

	By:	/s/ Guo Bin
Guo Bin
Chief Executive Officer

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